Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger, as amended on February 24, 2010.

This communication is being made in respect of the proposed business combination involving Resaca and Cano. In connection with the proposed transaction, Resaca and Cano plan to (a) file documents with the Securities and Exchange Commission (“SEC”), including the filing by Resaca of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, (b) publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM Market of the London Stock Exchange (“AIM”) and (c) file with AIM and the SEC other necessary documents regarding the proposed transaction. Investors and security holders of Resaca and Cano are urged to carefully read the Joint Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900. Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Free copies of the information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus and AIM admission document described above. Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding the directors and executive officers of Cano is also included in Cano’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on December 3, 2008.

Resaca made the following announcement on March 16, 2010.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

FOR IMMEDIATE RELEASE	16 MARCH 2009

Resaca Exploitation, Inc.

(“Resaca” or “the Company”)

Interim results for the six months ended 31 December 2009

Resaca (AIM:RSOX), the oil and natural gas production, exploitation, and development company focused on the Permian Basin in the USA, is pleased to announce its interim results for the six months ended 31 December 2009.

Highlights

Operational Highlights

•                  Net production for the period averaged approximately 620 barrels of oil equivalent per day (“boe/d”)

•                  Current net production approximately 700 boe/d

•                  Production response from additional water injection at Cooper Jal

•                  Continued implementation of refrac program at Cooper Jal

•                  Expect to release 31 December 2009 reserve estimate 31 March 2009

Financial Highlights

•                  Oil and gas revenues of $7.1 million

•                  Unrealized loss from hedging activities of $1.6 million

•                  Net loss of $5.0 million, which includes non-recurring transaction costs of $1.0 million

•                  EBITDA of $2.3 million, excluding non-recurring transaction costs

Cano Merger Update

•                  In late stages of SEC registration process

•                  Joint listing on AIM and Amex

•                  Received commitment for underwritten bank facility

•                  Received preferred shareholder approval; common shareholder approval required

•                  Expected close in early second calendar quarter 2010

•                  Proved reserves of Cano are approximately three times the size of Resaca’s in terms of barrels of oil equivalents

Jay Lendrum, Chief Executive Officer of Resaca, commented:

“At the end of our last fiscal year, we achieved our target water injection rate of 18,000 barrels of water per day at Cooper Jal and we have maintained that injection level since that time.  The increased water injection, along with facility upgrades and injection well cleanouts, has resulted in significant reservoir response and production increases at Cooper Jal.  In addition, we have had continued success with our refrac program at Cooper Jal.  We continue to make progress in completing our merger with Cano and look forward to completing the merger and integration of Cano’s operations over the coming months.  We believe these activities validate our strategy to deliver shareholder value through the acquisition and exploitation of known oil and gas reserves using proven engineering techniques.”

For further information please contact:

Resaca Exploitation, Inc.
J.P. Bryan, Chairman	+1 713-753-1300
John J. (“Jay”) Lendrum, III, Chief Executive Officer	+1 713-753-1400
Dennis Hammond, President	+1 713-753-1281
Chris Work, Chief Financial Officer	+1 713-753-1406

Buchanan Communications (Investor Relations)	+44 (0)20 7466 5000
Tim Thompson Catherine Breen Katharine Sutton

Seymour Pierce Limited (Nomad and Joint Broker)	+44 (0)20 7107 8000
Jonathan Wright Richard Redmayne

RBC Capital Markets (Joint Broker)
Martin Eales	+44 (0) 20 7029 7881
Brett Jacobs	+44 (0) 20 7002 2091

CHIEF EXECUTIVE’S STATEMENT

I am pleased to present the interim results for Resaca Exploitation for the six months ended 31 December 2009.

Financial and Operational Results

Our results for this period were negatively impacted by approximately $1 million of transaction costs, which must be expensed as incurred under U.S. GAAP.  Production over the six month period was negatively impacted by production that was shut-in during our prior fiscal year and field downtime due to weather and other factors outside of our control.  During the six months ended 31 December 2009, we restored to production all of our previously shut-in wells that are economic at current prices. In addition, we sustained the water injection level of 18,000 barrels of water per day at Cooper Jal we achieved in June 2009, made facility upgrades, performed injection well cleanouts, and continued the implementation of our re frac program.  These efforts have increased production over the average daily production for the six months ended 31 December 2009.  We plan to continue the implementation of this program through the end of the current fiscal year and into the 2011 fiscal year.

Cano Merger Update

During this period, we announced an important merger with Cano Petroleum, Inc. (“Cano”). We believe we have found an excellent partner in Cano, which has a significant asset base that is complementary to our assets.  The addition of Cano’s properties and members of Cano’s management team will enable us to expand our exploitation business plan. The proved reserves of Cano are approximately three times the size of Resaca’s in terms of barrels of oil equivalents. We believe that Resaca management will fully exploit the value of the combined Resaca-Cano reserve base and greatly enhance value for Resaca’s shareholders in the process. Upon completion of the merger, Resaca will have an even stronger foundation for future growth, both organically and through acquisitions. Upon completion of the merger,

Resaca will have over 7,000 shareholders and will be dually listed in the U.S. on the NYSE Amex and in the U.K. on AIM, which we believe will enhance the liquidity of Resaca’s shares.

The merger is subject to customary closing conditions as well as requirements that Resaca successfully register its shares with the U.S. Securities and Exchange Commission (“SEC”) and that Resaca refinance its current debt obligations. Because the merger will technically constitute a reverse takeover under the AIM rules, Resaca will also have to be re-admitted to AIM.

We filed a Form S-4 Registration Statement with the SEC on October 23, 2009 and have filed three subsequent amendments to the Form S-4 for the SEC’s review. The required admission document for re-admission to the AIM is currently being prepared and will be completed in conjunction with the finalization of the Form S-4 Registration Statement. Once the Form S-4 and admission document are finalized, the merger must be approved by a majority of Resaca’s common shareholders and by a majority of Cano’s common stockholders. In addition, a majority of Cano’s preferred shareholders must approve the transaction. Cano received approval of the merger from a majority of its preferred shareholders in October 2009. In addition, as announced on 4 February 2010, we received a commitment for a new bank facility that will close in conjunction with the merger.

Outlook

For the remainder of the 2010 fiscal year and in fiscal year 2011, we will continue to focus on exploiting our current property base while completing and integrating the Cano merger.  We will also seek to grow the company selectively through additional mergers and acquisitions. We believe these efforts will result in enhanced shareholder value.

Jay Lendrum
Chief Executive Officer

Resaca Exploitation, Inc.
Consolidated Balance Sheets

	December 31,	June 30,
	2009	2009
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$904,805	$330,281
Restricted cash	25,000	367,184
Accounts receivable	1,631,991	1,668,007
Prepaids and other current assets	891,680	777,518
Deferred tax assets	642,685	216,444

Total current assets	4,096,161	3,359,434
Property and equipment, at cost
Oil and gas properties—full cost method	129,103,492	127,079,180
Fixed assets	1,637,951	89,659

	130,741,443	127,168,839
Accumulated depreciation, depletion and amortization	(11,464,232)	(9,580,061)

	119,277,211	117,588,778
Other property	266,283	164,083

Total property and equipment	119,543,494	117,752,861
Deferred tax asset	4,000,643	3,216,990
Deferred finance costs, net	817,152	975,953

Total assets	$128,457,450	$125,305,238

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$2,306,433	$3,025,786
Due to affiliates, net	1,263,882	1,023,205
Liabilities from price risk management	1,418,576	266,572

Total current liabilities	4,988,891	4,315,563

Senior credit facility	35,000,000	31,846,111
Liabilities from price risk management	2,458,222	2,019,697
Asset retirement obligations	4,026,085	3,939,246

Commitments and contingencies

Stockholders’ equity	81,984,252	83,184,621

Total liabilities and stockholders’ equity	$128,457,450	$125,305,238

See accompanying notes to consolidated financial statements

Resaca Exploitation, Inc.
Consolidated Statements of Operations
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2009	2008	2009	2008

Income
Oil and gas revenues	$3,778,585	$3,517,664	$7,133,917	$8,300,514
Unrealized gain (loss) from price risk management activities	(1,606,197)	12,811,891	(1,590,529)	16,870,295
Interest and other income	1,800	16,580	5,956	35,115

Total income	2,174,188	16,346,135	5,549,344	25,205,924
Costs and expenses
Lease operating expenses	1,651,401	1,863,982	3,467,047	3,785,860
Production and ad valorem taxes	247,365	114,543	337,192	598,204
Depreciation, depletion and amortization	970,105	986,623	1,884,171	1,683,688
Accretion expense	43,419	101,052	86,839	192,483
General and administrative expenses	1,160,264	851,678	2,108,797	1,623,705
Share based compensation costs	1,088,456	1,182,458	2,159,055	1,961,777
Interest expense	884,884	726,609	1,667,308	1,735,969

Total costs and expenses	6,045,894	5,826,945	11,710,409	11,581,686

Income (loss) before income taxes	(3,871,706)	10,519,190	(6,161,065)	13,624,238
Income tax benefit (expense)	1,430,559	499,239	1,207,921	(634,104)

Net income (loss)	$(2,441,147)	$11,018,429	$(4,953,144)	$12,990,134

Earnings (loss) per share:
Basic weighted-average shares outstanding	96,947,494	92,258,739	96,693,644	92,258,739
Diluted weighted-average shares outstanding	96,947,494	92,258,739	96,693,644	92,258,739
Basic earnings (loss) per share	$(0.03)	$0.12	$(0.05)	$0.14
Diluted earnings (loss) per share	$(0.03)	$0.12	$(0.05)	$0.14

See accompanying notes to consolidated financial statements

Resaca Exploitation, Inc.
Consolidated Statements of Stockholders’ Equity
July 1, 2009 Through December 31, 2009
(unaudited)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Par value	Capital	Deficit	Equity

Balance at July 1, 2009	92,258,739	$922,587	$88,437,386	$(6,175,352)	$83,184,621
Stock issued upon vesting of restricted stock	1,368,505	13,685	(13,685)	—	—
Stock issued for the acquisition of assets	3,320,250	33,203	1,560,517	—	1,593,720
Share based compensation	—	—	2,159,055	—	2,159,055
Net loss	—	—	—	(4,953,144)	(4,953,144)

Balance at December 31, 2009	96,947,494	$969,475	$92,143,273	$(11,128,496)	$81,984,252

See accompanying notes to consolidated financial statements

Resaca Exploitation, Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Six Months Ended December 31,
	2009	2008
Cash flows from operating activities
Net income (loss)	$(4,953,144)	$12,990,134
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation, depletion and amortization	1,884,171	1,683,688
Accretion expense	86,839	192,483
Amortization of deferred finance costs	163,431	127,468
Deferred taxes	(1,209,894)	634,104
Unrealized (gain) loss from price risk management activities	1,590,529	(16,870,295)
Share based compensation costs	2,159,055	1,961,777
Settlement of asset retirement obligations	—	(2,389)
Changes in operating assets and liabilities:
Accounts receivable	36,016	1,056,370
Prepaids and other current assets	(114,162)	1,741,878
Accounts payable and accrued liabilities	(730,628)	(1,093,167)
Due to affiliates, net	228,427	(5,979,382)
Net cash used in operating activities	(859,360)	(3,557,331)

Cash flows from investing activities
Restricted cash	342,184	(350,000)
Investment in oil and gas properties	(2,024,312)	(17,080,308)
Investment in other property	—	(84,084)
Investment in fixed assets	(33,247)	(29,458)
Net cash used in investing activities	(1,715,375)	(17,543,850)

Cash flows from financing activities
Proceeds from senior debt	3,153,889	6,000,000
Payments on senior credit facility	—	(59,300,000)
Deferred finance costs	(4,630)	—
Proceeds from initial public offering, net of direct expenses	—	74,871,439
Net cash provided by financing activities	3,149,259	21,571,439
Net increase in cash and cash equivalents	574,524	470,258
Cash and cash equivalents, beginning of period	330,281	188,457
Cash and cash equivalents, end of period	$904,805	$658,715
Supplemental cash flow information
Cash paid during the period for interest	$1,496,099	$1,608,501
Cash paid during the period for income taxes	$1,973	$—
Non cash investing and financing activities:
Establishment of asset retirement obligations	$—	$188,094
Conversion of debt to equity	$—	$10,000,000
Common stock issued for acquisition of assets	$1,593,720	$—

See accompanying notes to consolidated financial statements

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

Note A—Organization and Nature of Business

Resaca Exploitation, L.P. (the “Partnership”) was formed on March 1, 2006 for the purpose of acquiring and exploiting interests in oil and gas properties located in New Mexico and Texas and to conduct, directly and indirectly through third parties, operations on the properties. The Partnership was funded and began operations on May 1, 2006. Resaca Exploitation GP, LLC served as the sole general partner (.667%) and various limited partners owned the remaining 99.333%. Under the terms of the limited partnership agreement, profits and losses were allocated to the general partner and limited partners based upon their ownership percentages.

On July 10, 2008, the Partnership converted from a Delaware partnership to a Texas corporation and became Resaca Exploitation, Inc. (“Resaca”). Following conversion, Resaca became subject to federal and certain state income taxes and adopted a June 30 year end for federal income tax and financial reporting purposes. On July 17, 2008, Resaca Exploitation, Inc. completed an initial public offering (the “Offering”) on the AIM Market of the London Stock Exchange (the “AIM”). In the initial public offering, Resaca raised $83.4 million before expenses (see Note G).

Resaca Operating Company (“ROC”), a wholly-owned subsidiary, was formed on October 16, 2008 for the purpose of operating Resaca’s oil and gas properties. Resaca and ROC are referred to collectively as “the Company”. Activities for ROC are consolidated in the Company’s financial statements.

On September 29, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company and Cano Petroleum, Inc. (“Cano”).  Cano will become a wholly-owned subsidiary of the Company following the merger.  Upon consummation of the merger, each share of Cano common stock will be converted into the right to receive 2.1 shares of common stock of the Company, or 0.42 as adjusted for the proposed reverse split of one new common share for each five common shares currently held by Company shareholders. Each share of Cano Series D Convertible Preferred Stock (“Preferred Stock”) will be converted into the right to receive one share of Series A Convertible Preferred Stock of the Company.  Based on the closing price of the company common stock on January 29, 2010, the shares to be issued in respect of Cano’s common stock would be valued at approximately $53 million.  Consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, (1) approval by Cano holders of the common stock and preferred stock, (2) approval of the holders of the common stock of the Company, (3) the listing of the Company common stock on the NYSE Amex, (4) the refinancing of existing bank debt of the Company and Cano, (5) the receipt of required regulatory approvals and (6) the effectiveness of a registration statement relating to the shares of the Company common stock to be issued in the merger. The Merger Agreement contains certain termination rights for both Cano and the Company, including the right to terminate the Merger Agreement to enter into a Superior Proposal (as such term is defined in the Merger Agreement).  In the event of a termination of the Merger Agreement under certain specified circumstances described in the Merger Agreement, one party will be required to pay the other party a termination fee of $3,500,000.  On October 23, 2009, the Company filed a Form S-4 with the Securities and Exchange Commission (“SEC”) and subsequently filed amended Forms S-4 on December 23, 2009 and February 3, 2010. Once approved by the SEC, the Form S-4 will serve as a prospectus for Company shareholders as well as a joint proxy statement for both Company shareholders and Cano stockholders to vote on the proposed merger of the two companies, in addition to other matters to be voted on as discussed therein.  One such matter to be voted upon by Company shareholders is a five for one reverse split of its common shares. The reverse split is being undertaken to achieve a minimum stock price listing requirement of the NYSE Amex of $2.00 per share.  At January 29, 2010, the price of each Company common share was 34 pence or $0.551 per share after giving consideration to a $1.6194 dollar/pound sterling exchange ratio.

The accompanying unaudited consolidated financial statements present the financial position at December 31, 2009 and June 30, 2009, and the results of operations for the three and six months ended December 31, 2009 and 2008, and cash flows for the six months ended December 31, 2009 and 2008 of the Company. These consolidated financial statements include all adjustments, consisting of normal and recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial position and the results of operations for the indicated periods.  The results of operations for the six months ended December 31, 2009 are not necessarily indicative of the results to be expected for the full year ending June 30, 2010.  Reference is made to the Company’s consolidated financial statements for the year ended June 30, 2009.

Note B—Summary of Significant Accounting Policies

Principles of Consolidation:    The consolidated financial statements include the accounts of Resaca and ROC. All significant intercompany accounts and transactions have been eliminated.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note B—Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents:    Cash in excess of the Company’s daily requirements is generally invested in short-term, highly liquid investments with original maturities of three months or less. Such investments are carried at cost, which approximates fair value and, for the purposes of reporting cash flows, are considered to be cash equivalents. The Company maintains its cash in bank deposits with various major financial institutions. These accounts, at times, exceed federally insured limits. Deposits in the United States of America are currently guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company monitors the financial condition of the financial institutions and has not experienced any losses on such accounts.

Restricted Cash:    The Company collateralizes any open letters of credit with cash (see Note F). At December 31, 2009 and June 30, 2009, the Company had outstanding open letters of credit collateralized by cash of $25,000 and $367,184, respectively.

Accounts Receivable:    Accounts receivable primarily consists of accrued revenues for oil and gas sales. Management believes that all receivables are fully collectible at December 31, 2009. Therefore, no allowance for doubtful accounts was recorded as of December 31, 2009 and June 30, 2009.

Inventory:    Inventory totaling $711,504 and $732,684 at December 31, 2009 and June 30, 2009, respectively, consists of piping and tubulars valued at the lower of cost or market and is included within prepaids and other current assets in the accompanying consolidated balance sheets.

Oil and Gas Properties:    Oil and gas properties are accounted for using the full-cost method of accounting. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. This includes any internal costs that are directly related to acquisition, exploration and development activities, including salaries and benefits, but does not include any costs related to production, general corporate overhead or similar activities. During the six months ended December 31, 2009 and 2008, the Company capitalized $182,066 and $164,392, respectively, in overhead relating to these internal costs.

No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves.

Under the full cost method, the net book value of oil and natural gas properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. The Company prepared its ceiling test at December 31, 2009 and June 30, 2009, and no impairment was deemed necessary. Reserve estimates used in determining estimated future net revenues have been prepared by an independent petroleum engineer at year end.

The costs of unevaluated oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. The Company currently has no material capitalized costs related to unevaluated properties. All capitalized costs are included in the amortization base as of December 31, 2009 and June 30, 2009.

Depreciation and Amortization:    All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves. Depreciation of fixed assets is computed on the straight line method over the estimated useful lives of the assets, typically two to five years.

General and Administrative Expenses:    General and administrative expenses are reported net of recoveries from owners in properties operated by the Company.

Revenue Recognition:    The Company recognizes oil and gas revenues from its interests in oil and natural gas producing activities as the hydrocarbons are produced and sold.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note B—Summary of Significant Accounting Policies (Continued)

Accounting for Price Risk Management Activities:    The Company periodically enters into certain financial derivative contracts utilized for non-trading purposes to hedge the impact of market price fluctuations on its forecasted oil and gas sales. The Company follows the provisions of ASC 815, Accounting for Derivative Instruments and Hedging Activities (“ASC 815”), for the accounting of its hedge transactions. ASC 815 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the consolidated balance sheet as either an asset or liability measured at fair value and requires that the changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has certain over-the-counter collar contracts to hedge the cash flow of the forecasted sale of oil and gas sales. The Company did not elect to document and designate these contracts as hedges. Thus, the changes in the fair value of these over-the-counter collars are reflected in earnings for the six months ended December 31, 2009 and 2008.

Income Tax:    The Company is subject to federal income tax, Texas state margin tax, and New Mexico state income tax. The Company follows the guidance in ASC 740, Accounting for Income Taxes, which requires the use of the asset and liability method of accounting for deferred income taxes and provides deferred income taxes for all significant temporary differences.

The Company follows ASC 740-10, Accounting for Uncertainty in Income Taxes. The Interpretation prescribes guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. To recognize a tax position, the enterprise determines whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation, based solely on the technical merits of the position. A tax position that meets the more likely than not threshold is measured to determine the amount of benefit to be recognized in the financial statements. The amount of tax benefit recognized with respect to any tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Deferred Finance Costs:    The Company capitalizes all costs directly related to obtaining financing and such costs are amortized to interest expense over the life of the related facility. At December 31, 2009 and June 30, 2009, the deferred finance costs balance is presented net of accumulated amortization of $1,689,692 and $1,526,261, respectively.

Use of Estimates:    Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Independent petroleum and geological engineers have prepared estimates of the Company’s oil and natural gas reserves at June 30, 2009 and 2008. Proved reserves, estimated future net revenues and the present value of our reserves are estimated based upon a combination of historical data and estimates of future activity. We have based our value of proved reserves on spot prices on the date of the estimate. The reserve estimates are used in calculating depreciation, depletion and amortization and in the assessment of the Company’s ceiling limitation. Significant assumptions are required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded. Actual results could differ materially from these estimates.

Asset Retirement Obligations:    The Company follows ASC 410 (“ASC 410”), Asset Retirement and Environmental Obligations. ASC 410 requires that an asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset be recognized as a liability in the period in which a legal obligation is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. The ARO is recorded at fair value, and accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the company’s credit-adjusted risk-free interest rate.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note B—Summary of Significant Accounting Policies (Continued)

The following table is a reconciliation of the asset retirement obligation:

	Six Months Ended December 31,
	2009	2008
Asset retirement obligation, beginning of the period	$3,939,246	$3,533,577
Liabilities incurred	—	58,140
Liabilities settled	—	(2,389)
Accretion expense	86,839	192,483
Revisions in estimated liabilities	—	129,954

Asset retirement obligation, end of the period	$4,026,085	$3,911,765

Share-Based Compensation:    The Company follows ASC 718 (“ASC 718”), Compensation-Stock Compensation, for all equity awards granted to employees. ASC 718 requires all companies to expense the fair value of employee stock options and other forms of share-based compensation over the requisite service period. The Company’s share-based awards consist of stock options and restricted stock.

Earnings per Share:    Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding during the period and the dilutive effect of restricted stock awards and the assumed exercise of stock options using the treasury stock method.

Subsequent Events:    The Company evaluates events and transactions that occur after the balance sheet date but before the financial statements are issued.

Newly Adopted Accounting Principles:

In June 2009, the FASB issued a standard that established the FASB Accounting Standards Codification TM  (“ASC”) and amended the hierarchy of Generally Accepted Accounting Principles (“GAAP”)  such that the ASC became the single source of authoritative nongovernmental GAAP. The ASC did not change current GAAP, but was intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASUs”). The ASC became effective for us on July 1, 2009. This standard did not have an impact on our financial position, results of operations or cash flows. Throughout the notes to the consolidated financial statements, references that were previously made to various former authoritative GAAP pronouncements have been conformed to the appropriate section of the ASC.

ASC 260:    In June 2008, the FASB issued ASC 260 (formerly EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities). ASC 260 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and need to be included in the calculation of earnings per share under the two-class method. Under ASC 260, share-based payment awards that contain nonforfeitable rights to dividends are “participating securities”, and therefore should be included in computing earnings per share using the two-class method. ASC 260 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. We adopted ASC 260 on July 1, 2009. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

ASC 805:    In December 2007, the FASB issued ASC 805, Business Combinations (“ASC 805”). Under ASC 805, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred. ASC 805 is effective for business combinations consummated in fiscal years beginning on or after

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note B—Summary of Significant Accounting Policies (Continued)

December 15, 2008. The Company adopted ASC 805 effective July 1, 2009. This statement will change our accounting treatment for prospective business combinations.

ASC 810:    In December 2007, the FASB issued ASC 810, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“ASC 810”). ASC 810 establishes accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. It also establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary and requires expanded disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. We adopted ASC 810 on July 1, 2009 and this standard will have an impact on the accounting for any acquisition of noncontrolling interests after that date.

ASC 815:    In March 2008, the FASB issued ASC 815 (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement 133). ASC 815 expands the required disclosures to discuss the uses of derivative instruments; the accounting for derivative instruments and related hedged items under ASC 815, and how derivative instruments and related hedged items affect the company’s financial position, financial performance and cash flows. We adopted ASC 815 on July 1, 2009. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

ASC 855:    In June 2009, the FASB issued ASC 855, Subsequent Events (“ASC 855”) to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but prior to the issuance of financial statements. Specifically, ASC 855 sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for financial statements issued for interim or annual periods ending after June 15, 2009. We adopted ASC 855 on June 30, 2009. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

Accounting Principles Not Yet Adopted:

Modernization of Oil and Gas Reporting:    In December 2008, the SEC issued the final rule, “Modernization of Oil and Gas Reporting,” which adopts revisions to the SEC’s oil and natural gas reporting disclosure requirements and is effective for annual reports on Forms 10-K for years ending on or after December 31, 2009. Early adoption of the new rules is prohibited. The new rules are intended to provide investors with a more meaningful and comprehensive understanding of oil and natural gas reserves to help investors evaluate their investments in oil and natural gas companies. The new rules are also designed to modernize the oil and natural gas disclosure requirements to align them with current practices and changes in technology. The new rules include changes to the pricing used to estimate reserves, the ability to include nontraditional resources in reserves, the use of new technology for determining reserves and permitting disclosure of probable and possible reserves. The Company will begin complying with the disclosure requirements in our annual report for the year ending June 30, 2010. We are currently evaluating the potential impact of these rules on our consolidated financial statements.

ASU 2010-06:   In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820). ASU 2010-06 Subtopic 820-10 and provides new guidance on improving disclosures about fair value measurements.  The new standard requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement.  Specifically, the new standard will now require: (a) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for transfers and (b) in the reconciliation for fair value measurements using significant unoberservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.  In addition, the new standard clarifies the requirements of the following existing disclosures: (a) for purposes of reporting fair value measurements for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities and (b) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The new standard is effective for interim and annual reporting periods beginning after

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note B—Summary of Significant Accounting Policies (Continued)

December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Early application is permitted.  We are still in the process of evaluating the impact, if any, on our consolidated financial position and results of operations.

Note C—Related Party Transactions

The Company receives support services from Torch Energy Advisors Incorporated (“TEAI”) and its subsidiaries, which include office administration, risk management, corporate secretary, legal services, corporate and litigation legal services, graphic services, tax department services, financial planning and analysis, information management, financial reporting and accounting services, and engineering and technical services. The Company paid TEAI and a subsidiary of TEAI $348,733 and $854,756 during the three months ended December 31, 2009 and 2008, respectively, for such services. The Company paid TEAI and a subsidiary of TEAI $676,503 and $1,413,333 during the six months ended December 31, 2009 and 2008, respectively, for such services. The majority of such fees are included in general and administrative expenses.

In the ordinary course of business, the Company incurs payable balances with TEAI resulting from the payment of costs and expenses of the Company and from the payment of support services fees. Such amounts are settled on a regular basis, generally monthly.

On July 1, 2009, the Company acquired certain workover rigs, reversing units and related assets from Permian Basin Well Services, LLC (“PBWS”) in exchange for 3,320,250 newly issued shares of the Company’s common stock, valued at $1,593,720. PBWS is a wholly-owned subsidiary of TEAI.

Note D—Notes Payable

On May 1, 2006, the Company entered into a $10 million Senior Subordinated Secured Convertible Term Loan Facility (“Convertible Debt”) with third parties. The aggregate loan amount under the Convertible Debt was $10 million, all of which was funded at closing. Interest was paid quarterly on the Convertible Debt, at a rate of 6% per annum for cash dividends and 8% per annum in the event the Company chose to pay interest in kind (“PIK”). The lenders could convert their loans, in whole or in part, to ownership interests in the Company at any time at an 18% premium, provided that the minimum conversion loan amount is $500,000. PIK interest was also able to be converted to ownership interests. The Company had the right to redeem the subordinated debt after May 1, 2009, but was required to pay an early redemption premium. Early redemption premium amounts varied in years three, four and five and were designed to ensure the lenders different internal rates of return at those points in time. To the extent the Convertible Debt was neither redeemed by the Company nor converted by the lenders, the full principal amount was to be due on May 1, 2012. The Convertible Debt contained, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt. Recourse for the Convertible Debt was limited to the Company, as borrower, and the note was secured by all of the Company’s oil and gas properties. In July 2008, holders of the Convertible Debt converted their notes into common stock of the Company.

On May 1, 2006, the Company entered into an $85 million Senior Secured Loan Facility (the “Facility”) with third parties. The Facility included two tranches, A and B, of differing amounts and terms. The maximum credit amount under Tranche A was $70 million, $50 million of which was funded at closing. The Tranche B maximum credit amount was $15 million. The full amount was funded at closing and no additional borrowings were permitted. Prior to the July 2008 amendment (discussed below), interest accrued on the indebtedness at the one month LIBOR plus 6% for Tranche A and interest accrued at the one month LIBOR plus 9% for Tranche B. Interest payments were due monthly. Scheduled principal payments under Tranche A began on May 1, 2009 and were scheduled to occur monthly, in even increments. Tranche A was to mature on May 1, 2012. On June 11, 2008, the credit agreement was amended to extend the maturity of Tranche B to August 31, 2008. The Facility contained, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt. On June 26, 2009, the outstanding balance of the Facility was refinanced as described below.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note D—Notes Payable (Continued)

In July 2008, with the proceeds received from the Offering, the Company paid the $15 million outstanding balance on Tranche B which extinguished that portion of the Facility and also repaid $44.3 million of the $66.3 million outstanding on Tranche A. In conjunction with the partial repayment of Tranche A, the maximum credit amount under Tranche A was lowered to $60 million, a 4% LIBOR floor was added, and certain financial covenants were modified. The interest rate on outstanding borrowings under the facility was 10% at June 25, 2008. Recourse for the Facility is limited to the Company, as borrower, and the note was secured by all of Company’s oil and gas properties.

On June 26, 2009, the Company entered into a $50 million, three-year Senior Secured Revolving Credit Facility (“New Facility”) with CIT Capital USA Inc. (“CIT”) that matures on July 1, 2012. The New Facility replaced the Facility entered into in 2006 which had converted to a term loan in May 2009. The initial borrowing base of the New Facility is $35 million and CIT serves as administrative agent. Interest on the New Facility is set at LIBOR plus 5.5% subject to a 2.5% LIBOR floor. Recourse for the New Facility was limited to the Company, as borrower and the note secured by all of the Company’s oil and gas properties. At December 31, 2009, the interest rate was 8.0%. As a condition of closing the New Facility, the Company entered into additional natural gas hedges for January 2011 through June 2012 and additional oil hedges for June 2011 through June 2012. The New Facility contains, among other terms, provisions for the maintenance of certain financial ratios and restrictions on additional debt. On December 22, 2009, Resaca executed an amendment to the New Facility, which amended some of the financial ratio requirements. As of December 31, 2009, the Company was in compliance with all of the covenants as amended.

Scheduled maturities as of December 31, 2009 are as follows:

Period Ending December 31,
2010	$—
2011	—
2012	35,000,000

Total	$35,000,000

On February 3, 2010, the Company received a firm commitment from Union Bank, N.A. (“Union Bank”) for a new $200 million senior secured revolving credit facility (the “Union Bank Facility”). Union Bank will act as lead arranger and administrative agent for the Union Bank Facility. The Union Bank Facility will close in conjunction with the Company’s proposed merger with Cano.  Proceeds from the Union Bank Facility will be used to repay and refinance Resaca’s and Cano’s existing debt, to fund future acquisitions and for general corporate purposes. The Union Bank Facility will be governed by semi-annual borrowing base redeterminations assigned to the Company’s proved crude oil and natural gas reserves following the Cano merger. An initial borrowing base of $90 million has been established based on the Company and Cano’s combined reserves.

Note E—Derivative Financial Instruments

The Company enters into hedging transactions with a major counterparty to reduce exposure to fluctuations in the price of crude oil and natural gas.  We use financially settled crude oil and natural gas zero-cost collars. Any gains or losses resulting from the change in fair value are recorded to unrealized gain (loss) from price risk management activities, whereas gains and losses from the settlement of hedging contracts are recorded in oil and gas revenues.

With a zero-cost collar, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the floor price of the collar, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the cap price for the collar.

Cash settlements for the three months ended December 31, 2009 and 2008 resulted in a decrease in crude oil and natural gas sales in the amount of $122,986 and an increase in crude oil and natural gas sales in the amount of $392,484, respectively. Cash settlements for the six months ended December 31, 2009 and 2008 resulted in an increase in crude oil and natural gas sales in the amount of $20,770 and a decrease in crude oil and natural gas sales in the amount of $1,388,467, respectively. For the three months ended December 31, 2009 and 2008, we recognized an unrealized loss of $1,606,197 and an unrealized gain of $12,811,891, respectively, on derivative financial transactions that did not qualify for hedge accounting. For the six months ended December 31, 2009 and 2008, we recognized an unrealized loss of $1,590,529 and an unrealized gain of $16,870,295, respectively, on derivative financial transactions that did not qualify for hedge accounting.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note E—Derivative Financial Instruments (Continued)

As of December 31, 2009, we had the following contracts outstanding:

	Crude Oil				Natural Gas
			Total				Total		Total
	Volume	Contract	Asset	Fair Value	Volume	Contract	Asset	Fair Value	Asset	Fair Value
Period	(Bbls)	Price (1)	(Liability)	(Loss)	(MMBtus)	Price (1)	(Liability)	(Loss)	(Liability)	(Loss) (2)
Collars
1/10 – 12/10	10,000	58.00/66.30	(1,676,904)	(1,056,450)	20,000	6.30/11.50	258,328	162,747	(1,418,576)	(893,703)
1/11 – 5/11	10,000	58.00/66.30	(948,789)	(597,737)	10,000	6.30/11.00	43,022	27,104	(905,767)	(570,633)
6/11 – 12/11	9,000	60.00/77.00	(923,750)	(581,962)	11,000	5.50/6.90	(12,691)	(7,996)	(936,441)	(589,958)
1/12 – 6/12	6,000	60.00/77.00	(615,879)	(388,004)					(615,879)	(388,004)
Swaps
1/11 – 5/11					1,000	6.10	(462)	(291)	(462)	(291)
1/12 – 6/12					7,500	6.30	327	206	327	206
Total			$(4,165,322)	$(2,624,153)			$288,524	$181,770	$(3,876,798)	$(2,442,383)

(1) The contract price is weighted-averaged by contract volume.

(2) The gain (loss) on derivative contracts is net of applicable income taxes.

The following table quantifies the fair values, on a gross basis, of all our derivative contracts and identifies its balance sheet location as of December 31, 2009:

	Asset Derivatives		(Liability) Derivatives		Total
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Asset (Liability)

Derivatives not designated as hedging instruments under ASC 815
Commodity Contracts	Derivative financial instruments		Derivative financial instruments
	Current Liability	366,817	Current Liability	(1,785,393)	(1,418,576)
	Non-current Liability	529,406	Non-current Liability	(2,987,628)	(2,458,222)
Total derivatives not designated as hedging instruments under ASC 815		896,223		(4,773,021)	(3,876,798)
Total derivatives		$896,223		$(4,773,021)	$(3,876,798)

While notional amounts are used to express the volume of puts and over-the-counter options, the amounts potentially subject to credit risk, in the event of nonperformance by the third parties, are substantially smaller. The Company does not anticipate any material impact to its financial position or results of operations as a result of nonperformance by third parties on financial instruments related to its option contracts.

Note F—Commitments and Contingencies

The Company, from time to time, is involved in certain claims arising out of the normal course of business, none currently outstanding of which, in the opinion of management, will have any material adverse effect on the financial position, results of operations or cash flows of the Company as a whole.

The Company has open letters of credit of approximately $25,000 at December 31, 2009 which are fully collateralized by restricted cash balances.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note G—Initial Public Offering

On July 17, 2008, the Company completed an initial public offering on the AIM. In the initial public offering, the Company raised $83.4 million before expenses. Proceeds received were used to repay outstanding borrowings on the Facility, extinguish the balance outstanding to its affiliates, and purchase an overriding royalty interest from a third party covering all of its existing oil and gas properties for $7 million. In conjunction with the initial public offering, certain officers and directors were granted restricted stock awards for an aggregate 4.1 million shares of our common stock that vest ratably over three years, and, 1.7 million stock options, each option to purchase one share of our common stock at an exercise price of 1.34 British pounds per share. The options vest ratably over three years and will expire on July 17, 2016.

Note H—Share-Based Compensation

The Company has adopted a Share Incentive Plan (“The Plan”) to foster and promote the long-term financial success of the Company and to increase shareholder value by attracting, motivating and retaining key personnel. The Plan is considered an important component of total compensation offered to key employees and outside directors. The Plan consists of stock option and restricted stock awards. The Company expenses the fair-value of the share-based payments over the requisite service period of the awards. At December 31, 2009, there was $6,855,458 in unrecognized compensation expense to be recognized over the next 2.88 years. The stock options and restricted stock both vest over a three year period. At December 31, 2009 there were 2,301,787 stock options and 2,737,010 shares of restricted stock outstanding. Additionally, the Board of Directors has the ability to authorize the issuance of another combined 2,818,572 shares in stock options and restricted stock to key personnel.

The following summary represents restricted stock awards outstanding at December 31, 2009:

	Shares	Grant Date Fair Value
Awards outstanding at June 30, 2009	4,105,515	$11,018,184
Restricted shares vested	(1,368,505)	(3,672,728)
Restricted shares forfeited	—	—

Awards outstanding at December 31, 2009	2,737,010	$7,345,456

A rollforward of stock options awards outstanding at December 31, 2009 is as follows:

	Shares	Average Exercise Price	Grant Date Fair Value
Options outstanding at June 30, 2009	1,756,787	$2.08	$1,829,000
Grants	595,000	0.78	276,647
Exercised or forfeited	(50,000)	(.37)	(6,463)
Options outstanding at December 31, 2009	2,301,787	$1.78	$2,099,183

A summary of stock options outstanding at December 31, 2009 is as follows:

Grant Date	Exercise Price	Converted Exercise Price*	Option Awards Outstanding	Remaining Option Life	Option Awards Exercisable
07/17/08	£1.34	$2.13	1,706,787	6.55	568,929
9/25/09	£0.50	0.80	395,000	7.74	—
11/16/09	£0.47	0.75	200,000	7.88	—

		$1.78	2,301,787	6.87	568,929

* Exercise prices are denominated in British pounds and have been converted at a rate of $1.5928 USD/GBP.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note I—Fair Vale Measurements

ASC 820 requires enhanced disclosures regarding the assets and liabilities carried at fair value. The pronouncement establishes a fair value hierarchy such that “Level 1” measurements include unadjusted quoted market prices for identical assets or liabilities in an active market, “Level 2” measurements include quoted market prices for identical assets or liabilities in an active market which have been adjusted for items such as effects of restrictions for transferability and those that are not quoted but observable through corroboration with observable market data, including quoted market prices for similar assets, and “Level 3” measurements include those that are unobservable and of a highly subjective measure.

The Company utilizes the market approach for recurring fair value measurements of its oil and gas hedges. The following table sets forth, by level within the fair value hierarchy, the Company’s financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2009. As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Market Prices for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Oil and Gas Hedges	—	$—	—	$—

Total Assets	—	—	—	—

Liabilities:
Oil and Gas Hedges	—	3,876,798	—	3,876,798

Total Liabilities	—	3,876,798	—	3,876,798

Total Net Liabilities	—	$3,876,798	—	$3,876,798

The carrying amounts of the Company’s cash and cash equivalents, receivables and payables approximate the fair value at December 31, 2009 and June 30, 2009 because of their short-term maturities. The carrying amounts of the Company’s debt instruments at December 31, 2009 and June 30, 2009 approximate their fair values due to the interest rates being at market.

Note J—Stockholders’ Equity

As described in Note A, the Company converted from a partnership to a corporation on July 10, 2008. As such, partners’ capital was converted to stockholders’ equity. At December 31, 2009, stockholders’ equity was composed of the following:

Common Stock ($.01 par value)	$969,475
Additional Paid-in Capital	92,143,273
Accumulated Deficit	(11,128,496)

Total Stockholders’ Equity	$81,984,252

At December 31, 2009, the Company had 230,000,000 common shares authorized and 96,947,494 shares issued and outstanding.

Note K—Employee Benefit Plans

Under the Resaca Exploitation, Inc 401(k) Plan (the “Plan”) established in fiscal year 2009, contributions are made to the Plan by qualified employees at their election and our matching contributions to the Plan are made at specified rates. Our contribution to the Plan for the three months ended December 31, 2009 and 2008 was $7,643 and $0, respectively. Our contribution to the Plan for the six months ended December 31, 2009 and 2008 was $16,795 and $0, respectively.

Resaca Exploitation, Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2009 and 2008

Note L—Liquidity

As of December 31, 2009, the Company had cash and cash equivalents of approximately $0.9 million and a working capital deficit of $0.9 million. The Company had fully drawn on the amounts available under the Company’s New Facility at December 31, 2009. The Company anticipates cash flows from operations will be sufficient to satisfy its currently expected working capital requirements for the next twelve months. The Company will also have the flexibility to modify its capital expenditure program based on actual operating cash flows.

On January 27, 2010, the Company filed a registration statement covering a proposed underwritten offering of its common stock, which is expected to close in conjunction with the closing of the merger. Also, as discussed in Note D, the Company has received a commitment for the Union Bank Facility which, combined with the proceeds of the common stock offering, will provide funding for Resaca’s working capital and capital expenditures following the Cano merger. If the Company’s cash flows from operations, the proceeds from the proposed public stock offering, and borrowings from the Union Bank Facility are not sufficient or successful, the Company would need to consider other alternatives, including selling certain non core properties or other credit and capital market alternatives to fund our operations and capital needs. There can be no assurance that any of these alternatives will be available at terms acceptable to the company or at all.